Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Con-way Inc.

at

$47.60 Net Per Share

by

Canada Merger Corp.

a wholly owned subsidiary of

XPO Logistics, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE IMMEDIATELY AFTER 12:01 A.M., NEW YORK CITY TIME, ON OCTOBER 14, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Canada Merger Corp., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (which we refer to as “Parent” or “XPO”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.625 per share (the “Shares”), of Con-way Inc., a Delaware corporation (which we refer to as “Con-way”), at a purchase price of $47.60 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 9, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Con-way. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Con-way (the “Merger”) as soon as practicable without a meeting of the stockholders of Con-way in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Con-way continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) Con-way, Parent or Purchaser, which Shares will be canceled and will cease to exist, (ii) any subsidiary of Con-way or Parent (other than Purchaser), which Shares will be converted into shares of common stock of the Surviving Corporation, or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $47.60 per Share or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes (the “Per Share Merger Consideration”). As a result of the Merger, Con-way will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Law Condition (as described below), (iii) the Governmental Entity Condition (as described below), (iv) the Material Adverse Effect Condition (as described below) and (v) the Marketing Period Condition (as described below).

The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and not withdrawn on or prior to immediately after 12:01 a.m., New York City time, on October 14, 2015 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), represents at least a majority of the then-outstanding Shares.

The “Antitrust Condition” requires that any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated and clearance shall have been obtained from the Dutch Authority for Consumers and Markets under the Dutch Competition Act of 22 May 1997, as amended, and from the Mexican Federal Commission on Economic Competition under the Mexican Federal Law on Economic Competition of 2014, as amended. The Merger Agreement requires that each of Parent and Con-way file a Premerger Notification and Report Form pursuant to the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer no later than 10 business days after the date of the Merger Agreement, and any other filings under applicable foreign antitrust or competition laws as promptly as practicable.

The “Governmental Entity Condition” requires that no injunction (whether temporary, preliminary or permanent) issued by a governmental entity of competent jurisdiction or law or other legal prohibition that restrains, enjoins or otherwise prohibits the consummation of the Offer or the Merger shall be in effect.

A “Material Adverse Effect Condition” requires that since the date of the Merger Agreement, there has not occurred any change, effect, development, circumstance, state of facts, condition or occurrence that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement).

The “Marketing Period Condition” requires that there shall have been a period of ten consecutive business days (subject to certain blackout dates specified in the Merger Agreement) throughout and at the end of which Parent shall have received certain financial information relating to Con-way and its subsidiaries from Con-way and all other conditions to the offer (except for the Minimum Condition and the Marketing Period Condition itself and, under certain circumstances, the Antitrust Condition) shall have been satisfied.

The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Con-way, among other things, has unanimously (i) declared the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be advisable and in the best interests of Con-way and its stockholders, (ii) authorized, approved and adopted the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, and (iii) subject to the terms and conditions of the Merger Agreement, recommended that the stockholders of Con-way accept the Offer and tender all of their Shares pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

September 15, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (877) 717-3898

Banks and Brokers may call toll free: (212) 750-5834

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Con-way contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Con-way or has been taken from or is based upon publicly available documents or records of Con-way on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.625 per share, of Con-way Inc. (the “Shares”).

Price Offered Per Share	$47.60 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”).

Scheduled Expiration of Offer	Immediately after 12:01 a.m., New York City time, on October 14, 2015, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Canada Merger Corp., a Delaware corporation and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation.

Who is offering to purchase my shares?

Canada Merger Corp., or Purchaser, a wholly owned subsidiary of XPO Logistics, Inc., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Con-way. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to XPO Logistics, Inc. alone, the term “Purchaser” to refer to Canada Merger Corp. alone and the terms “Con-way” and the “Company” to refer to Con-way Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.625 per share, of Con-way on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Con-way common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Con-way. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends as soon as possible thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger (as described below), Con-way would cease to be a publicly traded company and would become a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $47.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Con-way have entered into an Agreement and Plan of Merger, dated as of September 9, 2015 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Con-way (the “Merger”). If the Minimum Condition is satisfied and we consummate the Offer, we intend to effect the Merger without any action by the stockholders of Con-way pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding for the Merger is approximately $3 billion, plus related fees and expenses. Parent and Purchaser expect to fund such cash requirements from Parent’s available cash, together with proceeds received from a bridge loan credit facility contemplated pursuant to a debt commitment letter dated September 9, 2015, that Parent has entered into in connection with the execution of the Merger Agreement and/or proceeds of capital markets transactions and/or bank or other debt financings entered into by Parent or its subsidiaries in lieu of all or a portion of such credit facility (together with such credit facility, as applicable, the “Financing”). Funding of the credit facility contemplated by the debt commitment letter is subject to the satisfaction of various customary conditions for credit facilities of this type.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we have received a financing commitment in respect of funds sufficient, together with Parent’s cash on hand, to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until, immediately after 12:01 a.m., New York City time, on October 14, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be required to extend the Offer beyond March 9, 2016, except that such date may be extended by either Parent or Con-way to June 9, 2016 if either the Antitrust Condition or the Governmental Entity Condition (with respect to antitrust competition or similar laws of the United States or any foreign jurisdiction) is not yet satisfied or waived, but all other Offer Conditions (other than the Minimum Condition and Marketing Period Condition) are satisfied or waived by such date. March 9, 2016, as it may be so extended, is referred to as the “Outside Date.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods of not more than five business days each (or for such longer period as Parent, Purchaser and the Company may agree), if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	Minimum Condition;

•	the Antitrust Condition;

•	the Governmental Entity Condition;

•	the Material Adverse Effect Condition;

•	the accuracy of the representations and warranties made by the Company in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance by Con-way in all material respects of all obligations to be performed by it under the Merger Agreement;

•	that Purchaser shall have received a certificate from Con-way, dated the Expiration Date and signed by its chief executive officer or chief financial officer, to the effect that the Representations Condition and Material Adverse Effect Condition have been satisfied and that Con-way has performed in all material respects all obligations to be performed by it under the Agreement;

•	that there shall have been a period of ten consecutive business days (subject to certain blackout dates specified in the Merger Agreement) throughout and at the end of which Parent shall have received certain financial information relating to Con-way and its subsidiaries from Con-way and all other conditions to the Offer (except for the Minimum Condition and this Condition itself and, under certain circumstances, the Antitrust Condition) shall have been satisfied (the “Marketing Period Condition”); and

•	the Termination Condition.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Condition and the Termination Condition). However, without the consent of Con-way, we are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, or (vi) extend (or make any other amendment that would have the effect of extending) the Expiration Date (except as required or permitted by the Merger Agreement).

See Section 15 — “Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three New York Stock Exchange (“NYSE”) trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Shares may be withdrawn at any time after November 14, 2015, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Con-way board of directors think of the Offer?

The board of directors of Con-way, among other things, has unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of, Con-way and its stockholders, (ii) authorized, approved and adopted the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby and (iii) subject to the terms and conditions of the Merger Agreement, recommended that the stockholders of Con-way accept the Offer and tender all of their Shares pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Con-way.” We expect that a more complete description of the reasons for the Con-way board of directors’ approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Con-way and filed with the SEC and mailed to all Con-way stockholders.

If the Offer is completed, will Con-way continue as a public company?

No. As soon as possible following the consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Condition is satisfied and we accordingly acquire that number of Shares that represents at least a majority of the then-outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Con-way pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, and we will neither accept such Shares for purchase nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Con-way (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Con-way — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On September 8, 2015, the trading day before the date of the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NYSE was $36.18. On September 14, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NYSE was $47.40. The Offer Price represents a premium of approximately 31.6% premium over the September 8, 2015 closing stock price and a 32.6% premium over the volume-weighted average price per share of Con-way Common Stock of $35.89 during the one-month period immediately preceding September 8, 2015.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that, other than its previously announced quarterly dividend payable on September 11, 2015 to shareholders of record on August 14, 2015, from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Con-way will not declare, set aside or pay any dividends on, or make or pay any dividend or other distributions (whether in cash, stock or property) in respect of, any shares of any Con-way capital stock (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options and stock appreciation rights in the Offer?

Pursuant to the Merger Agreement, at the Effective Time, each Con-way stock option and stock appreciation right, whether vested or unvested, will be converted into an option to purchase shares of Parent common stock or a stock appreciation right in respect of Parent common stock, as applicable, with the same terms and conditions as were applicable to such stock option or stock appreciation right immediately prior to the Effective Time, with the number of shares of Parent common stock (rounded down to the nearest whole number of shares) subject to such stock option or stock appreciation right equal to the product of (i) the total number of Shares underlying such stock option or stock appreciation right immediately prior to the Effective Time, multiplied by (ii) the quotient obtained by dividing the Per Share Merger Consideration by the volume-weighted average trading price of the Parent common stock on the NYSE for the five consecutive trading days ending on the trading day immediately preceding the Closing Date (the “Equity Award Conversion Amount”), and with the exercise price applicable to such stock option or stock appreciation right to equal the quotient (rounded up to the nearest whole cent) obtained by dividing (a) the exercise price per Share applicable to such stock option or stock appreciation right immediately prior to the Effective Time, by (b) the Equity Award Conversion Amount.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my restricted stock awards in the Offer?

Pursuant to the Merger Agreement, at the Effective Time, each Con-way restricted stock award will be canceled and converted into the right to receive, as soon as reasonably practicable following the Effective Time, the Per Share Merger Consideration with respect to each such outstanding restricted stock award, less any applicable tax withholding.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my restricted stock units and performance share plan units in the Offer?

Pursuant to the Merger Agreement, at the Effective Time, each Con-way restricted stock unit and performance share plan unit (i) that is scheduled to vest on or prior to February 29, 2016 will vest (with performance-based vesting conditions applicable to performance share plan units deemed satisfied at target) and will be canceled and converted into the right to receive, as soon as reasonably practicable following the Effective Time, but in no event later than 30 days following the Effective Time, an amount in cash, less any applicable tax withholding, equal to the Per Share Merger Consideration multiplied by the number of Shares subject to such restricted stock unit or performance share plan unit, and (ii) that is scheduled to vest following February 29, 2016 will be converted into a restricted stock unit or performance share plan unit with the same terms and conditions as were applicable to such restricted stock unit or performance share plan unit immediately prior to the Effective Time (including time-based settlement terms and conditions, but excluding performance-based vesting conditions) and relating to the number of shares of Parent common stock equal to the product of (a) the number of Shares subject to such restricted stock unit or performance share plan unit (with performance-based vesting conditions deemed satisfied at target) immediately prior to the Effective Time, multiplied by (b) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my phantom stock units in the Offer?

Pursuant to the Merger Agreement, at the Effective Time, each phantom stock unit under a Con-way deferred compensation plan will be deemed to be an obligation relating to shares of Parent common stock, with the same terms and conditions as were applicable to such phantom stock unit immediately prior to the Effective Time, and relating to the number of shares of Parent common stock equal to the product of (i) the number of Shares in respect of the phantom stock unit immediately prior to the Effective Time, multiplied by (ii) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares.

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

You should consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated toll-free at (877) 717-3898. Banks and brokers may call collect at (212) 750-5834. Innisfree M&A Incorporated is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Con-way Inc.:

Canada Merger Corp., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of XPO Logistics, Inc., a Delaware corporation (which we refer to as “Parent” or “XPO”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.625 per share (the “Shares”), of Con-way Inc., a Delaware corporation (which we refer to as “Con-way” or the “Company”), at a purchase price of $47.60 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of September 9, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Con-way. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Con-way (the “Merger”), with Con-way continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a direct wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares owned by (i) Con-way, Parent, Purchaser, which Shares will be canceled and will cease to exist, (ii) any subsidiary of Con-way or Parent (other than Purchaser), which Shares will be converted into shares of common stock of the Surviving Corporation, or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $47.60 per Share or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Con-way will cease to be a publicly traded company and will become a direct wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Con-way stock options and restricted stock units in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Law Condition (as described below), (iii) the Governmental Entity Condition, (iv) the Material Adverse Effect Condition (as described below) and (v) the Marketing Period Condition.

The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and not withdrawn on or prior to immediately after 12:01 a.m., New York City time, on October 14, 2015 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), represents at least a majority of the then-outstanding Shares.

The “Antitrust Condition” requires that any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated and clearance shall have been obtained from the Dutch Authority for Consumers and Markets under the Dutch Competition Act of 22 May 1997, as amended and from the Mexican Federal Commission on Economic Competition under the Mexican Federal Law on Economic Competition of 2014, as amended. The Merger Agreement requires that each of Parent and Con-way file a Premerger Notification and Report Form pursuant to the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer no later than 10 business days after the date of the Merger Agreement, and any other filings under applicable foreign antitrust or competition laws as promptly as practicable.

The “Governmental Entity Condition” requires that no injunction (whether temporary, preliminary or permanent) issued by a governmental entity of competent jurisdiction or law or other legal prohibition that restrains, enjoins or otherwise prohibits the consummation of the Offer or the Merger shall be in effect.

A “Material Adverse Effect Condition” means any event, change, effect, development, circumstance, state of facts, condition or occurrence that, when considered individually or in the aggregate, is or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement).

The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The board of directors of Con-way, among other things, has unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of, Con-way and its stockholders, (ii) authorized, approved and adopted the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby and (iii) subject to the terms and conditions of the Merger Agreement, recommended that the stockholders of Con-way accept the Offer and tender all of their Shares pursuant to the Offer.

A more complete description of the Con-way board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Con-way (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Board’s Recommendation.”

Con-way has advised Parent that, as of September 3, 2015, 56,866,820 Shares were issued and outstanding.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation at and immediately following the Effective Time will consist of the member or members of the board of directors of Purchaser immediately prior to the Effective Time. The officers of the Surviving Corporation at and immediately following the Effective Time will consist of the officers of Purchaser immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the stockholders of Con-way.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Con-way will be entitled to appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on or within three business days of October 14, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Law Condition (as described below), (iii) the Governmental Entity Condition, (iv) the Material Adverse Effect Condition (as described below) and (v) the Marketing Period Condition. See Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods of not more than five business days each (or for such longer period as Parent, Purchaser and the Company may agree), if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. Purchaser will not be required, or permitted without the Company’s consent, to extend the Offer beyond March 9, 2016, except that such date may be extended by either Parent or Con-way to June 9, 2016 if either the Antitrust Condition or the Governmental Entity Condition (with respect to antitrust competition or similar laws of the United States or any foreign jurisdiction) is not yet satisfied or waived, but all other Offer Conditions (other than the Minimum Condition and Marketing Period Condition) are satisfied or waived by such date. March 9, 2016, as it may be so extended, is referred to as the “Outside Date.”

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer. However, without the consent of Con-way, we are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, or (vi) extend the Expiration Date (expect as required or permitted by the Merger Agreement).

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may extend the Outside Date and/or terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as possible following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Con-way pursuant to Section 251(h) of the DGCL. The Offer will be deemed, for purposes of Section 251(h) of the DGCL, to exclude Shares owned by Con-way, Parent, Purchaser or any other wholly owned subsidiary of Parent or Con-way as of immediately prior to the commencement of the Offer, which Shares Parent, Purchaser and Con-way have agreed in the Merger Agreement will be canceled or converted into shares of the Surviving Corporation, as the case may be, in the Merger.

Con-way has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Con-way and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date.

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer Conditions, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier, facsimile or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of, a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a

Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by Purchaser in its sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Con-way in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult their tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to immediately after 12:01 a.m., New York City time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 14, 2015, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Con-way whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address any United States federal tax other than the income tax. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons liable for the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares pursuant to the exercise of employee stock options or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, entities treated as partnerships for United States federal income tax purposes that hold Shares, and persons that are treated as partners in such entities, should consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

All holders of Shares should consult their own tax advisors to determine the particular tax consequences of the Offer and the Merger to them, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, are currently taxed at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NYSE Stock Market (“NYSE”) under the symbol “CNW.” Con-way advised Parent that, as of September 3, 2015, there were 56,866,820 Shares outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on NYSE, and the quarterly cash dividends declared per share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2012
First Quarter	$34.69	$28.26	$0.10
Second Quarter	38.78	30.89	0.10
Third Quarter	37.30	26.51	0.10
Fourth Quarter	29.91	25.97	0.10
Year Ended December 31, 2013
First Quarter	$38.25	$28.33	0.10
Second Quarter	40.23	31.18	0.10
Third Quarter	46.52	39.10	0.10
Fourth Quarter	46.47	38.49	0.10
Year Ended December 31, 2014
First Quarter	$44.48	$36.34	0.10
Second Quarter	50.98	39.12	0.10
Third Quarter	53.54	45.41	0.15
Fourth Quarter	51.25	40.29	0.15
Year Ended December 31, 2015
First Quarter	$49.64	$40.72	0.15
Second Quarter	44.43	37.93	0.15
Third Quarter (through September 14, 2015)	47.69	33.06	0.15

On September 8, 2015, the trading day before the date of the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NYSE was $36.18. On September 14, 2015, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NYSE was $47.40. The Offer Price represents a premium of approximately 31.6% over the September 8, 2015 closing stock price and a 32.6% premium over the volume-weighted average price per share of Con-way Common Stock of $35.89 during the one-month period immediately preceding September 8, 2015.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Con-way will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock (including the Shares).

7.	Certain Information Concerning Con-way.

Except as specifically set forth herein, the information concerning Con-way contained in this Offer to Purchase has been taken from or is based upon information furnished by Con-way or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Con-way’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning Con-way, whether furnished by Con-way or contained in such documents and records, or for any failure by Con-way to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Con-way was incorporated as a Delaware corporation in 1958. Con-way’s principal offices are located at 2211 Old Earhart Road, Suite 100, Ann Arbor Michigan, 48105, and its telephone number there is (734) 757-1444. The following description of Con-way and its business has been taken from Con-way’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and is qualified in its entirety by reference to such Form 10-K.

Con-way provides transportation, logistics and supply-chain management services for a wide range of manufacturing, industrial and retail customers. Con-way’s business units operate in regional, inter-regional and transcontinental less-than-truckload and full-truckload freight transportation, contract logistics and supply-chain management, multimodal freight brokerage, and trailer manufacturing.

Con-way operates through three main business units: Con-way Freight, Menlo Logistics, and Con-way Truckload.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Con-way is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Con-way’s directors and officers, their remuneration, stock options granted to them, the principal holders of Con-way’s securities, any material interests of such persons in transactions with Con-way and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on March 30, 2015 and distributed to Con-way’s stockholders on or about March 30, 2015. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Con-way, that file electronically with the SEC.

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent was incorporated in Delaware on May 8, 2000. Parent is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world. Parent provides high-value-add services for truck brokerage and transportation, last mile logistics, intermodal, contract logistics, ground and air expedite, drayage, global forwarding and managed transportation. Parent serves more than 30,000 customers with a highly integrated network of over 54,000 employees and 887 locations in 27 countries. Parent’s customers are multinational, national, mid-size and small enterprises, and include many of the most prominent companies in the world. Parent runs its business on a global basis, with two reportable segments: Logistics and Transportation.

Purchaser is a Delaware corporation formed on August 21, 2015 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations ancillary or otherwise related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Con-way will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

Parent’s principal executive offices, which are also Purchaser’s business address, are located at Five Greenwich Office Park, Greenwich Connecticut, 06831. Each of Parent’s and Purchaser’s telephone number at this location is (855) 976-4636.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Con-way (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Con-way or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Con-way or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Parent and Purchaser have received a debt financing commitment in respect of funds sufficient, together with certain cash on hand of Parent, to purchase all Shares tendered pursuant to the Offer, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding for the Merger is approximately $3 billion, plus related fees and expenses. Parent and Purchaser anticipate funding such cash requirements with a combination of the proceeds from the Financing as described herein and cash on hand of Parent. Funding of the Financing is subject to the satisfaction of various customary conditions. As of June 30, 2015, Parent had approximately $1,175.8 million of cash and cash equivalents.

The following summary of certain financing arrangements in connection with the Offer and the Merger does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter described below, a copy of which is filed as Exhibit (b)(1) to the Schedule TO filed with the SEC and incorporated by reference herein. Stockholders are urged to read the Debt Commitment Letter for a more complete description of the provisions summarized below.

Debt Financing

Parent has received a commitment letter, dated as of September 9, 2015 (as amended, supplemented or otherwise modified from time to time, the “Debt Commitment Letter”), from Morgan Stanley Senior Funding, Inc. (the “Debt Financing Source” or “Agent”) pursuant to which the Debt Financing Source has made a loan commitment for the purpose of financing a portion of the funds required to complete the Offer and the Merger.

Pursuant to the Debt Commitment Letter, the Debt Financing Source has committed to provide or arrange, subject to the terms and conditions of the Debt Commitment Letter, a senior secured second lien bridge facility in the aggregate principal amount of $2.025 billion (the “Facility”). The commitment of the Debt Financing Source with respect to the Facility will terminate upon the earlier of (i) March 10, 2016, or June 10, 2016 in the event that the “Outside Date” (as defined in the Merger Agreement on the date hereof) has been extended in accordance with Section 6.2(a) of the Merger Agreement and (ii) the date the Merger Agreement is terminated in accordance with its terms without the Merger having been consummated.

Parent’s cash on hand, together with the proceeds of the Facility contemplated by the Debt Commitment Letter, and/or proceeds of capital markets transactions and/or bank or other debt financings entered into by

Parent or its subsidiaries in lieu of all or a portion of the Facility, will be sufficient to fund the Offer, the Merger and costs and expenses related to the foregoing.

Conditions Precedent to the Debt Commitment

The availability of the Facility is subject to, among other things:

•	the consummation of the Offer and the Merger in accordance with the terms and conditions of the Merger Agreement (without there having been any amendments or waivers thereto by Parent that are materially adverse to the interests of the lenders under the Facility or which are otherwise specified in the Debt Commitment Letter, other than with the prior written consent of the Agent);

•	the absence of any “Company Material Adverse Effect” with respect to Con-way;

•	certain specified representations and warranties being true and correct in all material respects;

•	payment of required fees and expenses;

•	all actions necessary to give the Agent perfected security interests in the collateral securing the Facility shall have been taken, subject to certain exceptions; and

•	execution and delivery of definitive documentation for the Facility.

As of the date hereof, no alternative Financing arrangements or alternative financing plans have been made in the event the Facility is not available.

Facility

The Facility consists of a $2.025 billion senior secured second lien bridge facility.

The Facility matures on the date which is 364 days after the Closing Date (subject to up to two six-month extensions, which may be exercised in the discretion of Parent).

The proceeds of the Facility may be used solely (a) to repay or refinance existing indebtedness of Con-way, (b) to pay the consideration for the acquisition of Con-way (including purchases pursuant to the Offer) and (c) to pay related transaction costs. The Facility will be available in up to two draws, with the first drawing to occur on the closing date of the Merger, and any second drawing to occur within 90 days thereof. Any second drawing may not exceed $445 million and may be used solely to repay or refinance certain existing indebtedness of Con-way.

XPO’s borrowings under the Facility will bear interest at a rate equal to LIBOR or ABR plus an applicable margin. The applicable margin will initially be 250 basis points for ABR loans and 350 basis points for LIBOR loans, and will increase by 50 basis points at the end of each three-month period after the closing date of the Merger.

The Commitment Letter provides that, subject to certain exceptions, net cash proceeds received by XPO from debt and equity issuances and from non-ordinary course asset sales shall result in mandatory prepayments or commitment reductions under the Facility. The Facility will contain representations and warranties, affirmative and negative covenants and events of default customary for facilities of this nature.

Backstop Revolving Credit Facility

The Commitment Letter also provides that, subject to the conditions set forth therein, the Financing Source will commit to (i) vote for certain amendments to the Amended and Restated Revolving Loan Credit Agreement

dated as of April 1, 2014 by and between XPO, certain of its subsidiaries party thereto, the Financing Source, as administrative agent, and the other agents and parties thereto or (ii) if such amendments do not become effective prior to the closing date of the Merger, provide a $415 million backstop to a new senior secured asset based revolving credit facility.

The foregoing summary of certain provisions of the Debt Commitment Letter and all other provisions of the Debt Commitment Letter discussed herein do not purport to be complete and are qualified in their entirety by reference the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO filed with the SEC and incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with Con-way.

The information set forth below regarding Con-way was provided by Con-way, and none of Parent, Purchaser nor any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate.

Background of the Offer

The following is a description of contacts between representatives of XPO or Purchaser and representatives of Con-way that resulted in the execution of the Merger Agreement. For a review of Con-way’s additional activities relating to the background of the transaction with XPO and Purchaser, please refer to Con-way’s Schedule 14D-9 being mailed to Con-way’s stockholders in accordance with the terms of the Exchange Act.

In January 2014, Mr. Bradley Jacobs, Chief Executive Officer of XPO, contacted a representative of Citi, asking if such Citi representative had any contacts at Con-way and expressing interest in acquiring Con-way’s Menlo Logistics business unit, which represented less than 10% of Con-way’s consolidated EBITDA for the year ended December 31, 2014. The representative of Citi indicated that Citi had a relationship with Con-way and could contact Con-way regarding XPO’s interest. Citi subsequently informed Con-way’s Chief Executive Officer, Mr. Douglas Stotlar, of XPO’s expression of interest in acquiring Con-way’s Menlo Logistics business unit. After determining it was interested in exploring a possible sale of its Menlo Logistics business unit, Con-way engaged Citi as its financial advisor.

Throughout the first half of 2014, Con-way engaged in discussions with XPO regarding the potential sale of Con-way’s Menlo Logistics business.

On May 24, 2014, Con-way and XPO executed a confidentiality agreement in order for Con-way to share confidential information regarding Menlo Logistics and to continue discussions regarding the sale of the Menlo Logistics business to XPO.

On June 4, 2014, XPO sent to Con-way an indicative non-binding indication of interest for the purchase of all of the assets or equity interests of the Menlo Logistics business.

In June 2014, after further consideration, Con-way informed XPO that Con-way had determined not to further explore a potential sale of Menlo Logistics at that time given, among other things, strategic and tax considerations related to such a transaction.

In mid-June 2015, a representative of Citi contacted Mr. Jacobs to discuss various matters in the ordinary course, including current trends in and prospects for the industries in which XPO operates and XPO’s recently publicly announced acquisition of Norbert Dentressangle SA. During such discussion, among other things, Citi inquired as to whether, given the Norbert Dentressangle SA acquisition, XPO was potentially interested in acquiring the entirety of Con-way.

On July 1, 2015, Mr. Jacobs contacted a Citi representative to request contact information for Mr. Stotlar in order to arrange a meeting between Mr. Jacobs and Mr. Stotlar to discuss industry trends and possible business opportunities between Con-way and XPO.

On July 2, 2015, Messrs. Jacobs and Stotlar met. At the meeting, in addition to discussing industry trends and other topics, Mr. Jacobs inquired whether the Con-way Board of Directors (the “Con-way Board”) would be interested in exploring a potential acquisition by XPO of Con-way at a per share price in the high $40s. Mr. Stotlar indicated that he did not know whether the Con-way Board would be interested in pursuing such a transaction but if XPO made an offer he would communicate the offer to the Con-way Board for its consideration.

On several occasions throughout the discussions, Mr. Jacobs and other members of XPO management told Con-way management and Citi that XPO was not interested in participating in an auction or other process in which Con-way solicited acquisition proposals from other third parties given confidentiality concerns, the potential for leaks and XPO’s preference for proprietary acquisition opportunities.

On July 8, 2015, Mr. Jacobs sent a written non-binding proposal to Mr. Stotlar proposing an acquisition by XPO of all of Con-way’s outstanding common stock at a price of $47.50 per share in cash (which represented a premium of approximately 34% over the closing price of Con-way common stock on July 8, 2015). The proposal indicated that the transaction would be fully financed and not subject to any financing condition.

On July 24, 2015, Mr. Stotlar contacted Mr. Jacobs and informed him that while the Con-way Board found XPO’s proposal to be of some interest, XPO would need to increase its per share price and, in furtherance thereof, the Con-way Board had authorized Con-way management to present certain non-public information concerning Con-way, subject to the execution of a confidentiality agreement. Mr. Jacobs reiterated during the discussion XPO’s position that it would not be a “stalking horse” and would not participate in a process in which Con-way solicited proposals to acquire Con-way from other third parties given, among other things, confidentiality concerns, the potential for leaks and XPO’s preference for proprietary acquisition opportunities.

Also on July 24, 2015, Con-way’s General Counsel sent to XPO’s General Counsel a draft confidentiality agreement. Over the next several days, Con-way and XPO and their respective outside legal advisors, Sidley Austin LLP (“Sidley Austin”) and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) negotiated the confidentiality agreement. On July 28, 2015, Con-way and XPO executed the confidentiality agreement. The confidentiality agreement included a standstill agreement in favor of Con-way and provided, among other things, that XPO would not (a) enter into any exclusive arrangement with any potential financing source with respect to Con-way or (b) have discussions with any potential co-bidder regarding a potential acquisition of Con-way.

Also on July 28, 2015, Wachtell Lipton delivered a draft merger agreement to Sidley Austin. The draft agreement contemplated that the potential transaction would be structured as a tender offer followed by a merger pursuant to Section 251(h) of the DGCL and provided, among other things, (a) that a termination fee of 4.5% of the transaction value would be payable by Con-way if the merger agreement was terminated by Con-way to accept a superior proposal or by XPO if the Con-way Board changed its recommendation in favor of the transaction (the “termination fee”), (b) that Con-way would pay XPO an amount equal to 1.0% of the transaction value as an expense reimbursement if either party terminated the merger agreement at the “outside date” and the minimum tender condition had not been satisfied (referred to as the “minimum tender condition failure expense reimbursement obligation”), (c) that XPO would have five business days to match the terms of any competing acquisition proposal that the Con-way Board determined was a superior proposal (and an additional five business days if such proposal were materially modified), (d) that Con-way would be required to use reasonable best efforts to provide financing cooperation to XPO and must provide certain information and cooperation to XPO, (e) that XPO would be given a 20 business day period after all of the conditions to closing (including the minimum tender condition) were satisfied to market its proposed financing, during which marketing period the transaction would not close and (f) XPO would not be required to close the tender offer or the merger if there was a default under Con-way’s indentures. In addition, the draft merger agreement did not contemplate that XPO would have committed financing at the time of signing the merger agreement nor did it expressly provide that a failure by XPO to consummate the tender offer or merger when required to do so would permit Con-way to seek damages.

On July 29, 2015, XPO sent Con-way a business, finance and legal due diligence request list. Con-way’s General Counsel informed XPO’s General Counsel that Con-way would not respond to the draft merger agreement delivered by Wachtell Lipton or to XPO’s due diligence request list unless XPO increased its price per share to a level at which the Con-way Board determined it would be willing to proceed with exploring a potential transaction.

Also on July 29, 2015, Con-way announced its results for the second quarter of 2015. The results were below those contemplated by analysts’ estimates and, as a result, Con-way management’s forecasts for Con-way were lower than Wall Street consensus estimates.

On July 31, 2015, members of Con-way management made a presentation to members of XPO management and certain advisors to XPO regarding Con-way’s business, including Con-way management’s forecasts which reflected lower financial performance for Con-way than Wall Street consensus estimates.

Over the course of the first several days in August, XPO management indicated to Con-way management on multiple occasions that XPO would not submit a revised proposal until XPO (a) had received a response from Con-way to XPO’s draft merger agreement and (b) had been permitted to conduct business, financial and legal due diligence. XPO management also indicated that (i) XPO believed its initial proposal reflected a full price for Con-way in light of the disparity between Con-way management’s forecasts and higher Wall Street consensus estimates on which XPO had based its initial proposal, and that any increase in its proposed price would not be significant, and (ii) the “deal protections” in the merger agreement, including the prohibition on Con-way soliciting alternative proposals and the size of the termination fee, were of significant importance to XPO and that XPO was not willing to move significantly from its initial proposal on those terms.

On August 7, 2015, Sidley Austin, on behalf of Con-way, delivered a revised draft of the merger agreement to Wachtell Lipton, on behalf of XPO. The August 7 Con-way draft, among other things, (a) contemplated a two-tier termination fee whereby if Con-way were to terminate the merger agreement to accept a superior proposal from a party that made an initial offer to Con-way within the first 45 days after signing of the merger agreement, the termination fee would be 1.25% of the equity value of the transaction and in all other cases in which Con-way terminated the merger agreement to accept a superior proposal or XPO terminated because the Con-way Board changed its recommendation with respect to the transaction, the fee would be 3% of the equity value of the transaction, (b) provided that the initial expiration period of the tender offer would not expire earlier than the date 45 days after the date of the agreement, (c) contemplated that XPO would have committed financing as of the signing of the merger agreement, (d) deleted the minimum tender condition failure expense reimbursement obligation, (e) reduced the marketing period from 20 business days to 10 business days and provided that the minimum tender condition did not need to be satisfied in order for the marketing period to begin, (f) reduced XPO’s “match right” period with respect to any superior proposal to three days from five business days and one day upon any material revisions (reduced from five business days), (g) clarified that Con-way would be able to pursue damages if XPO did not consummate the tender offer and merger when it was required to do so and (h) deleted the closing condition that Con-way not be in default under its indentures.

On August 12, 2015, Con-way provided XPO and its advisors with access to a virtual data room containing business, financial and legal due diligence materials. From August 12, 2015 through signing of the merger agreement, XPO and its advisors conducted due diligence on Con-way, including review of documents and discussions with employees and advisors of Con-way.

On August 13, 2015, Wachtell Lipton provided a revised draft of the merger agreement. The revised draft, among other things, (a) rejected the concept of the two-tier termination fee that was contained in the Sidley markup but reduced the termination fee originally proposed by XPO from 4.5% of the transaction value to 4% of the equity value, (b) rejected the reduction in the match right periods proposed in the Sidley Austin draft, (c) rejected the concept that the initial tender offer remain open for at least 45 days after signing, (d) reinserted the minimum tender condition failure expense reimbursement obligation, (e) accepted the requirement that XPO would have committed financing at signing, (f) reverted to the 20 business day marketing period, (g) accepted the clarification that Con-way could pursue damages if XPO did not consummate the tender offer and merger when required to do so and (h) accepted the removal of the closing condition related to Con-way’s indentures.

On August 14, 2015, XPO and a representative of Citi discussed the status of the transaction, with the Citi representative relaying the Con-way Board’s requirement for an updated proposal from XPO with an improved purchase price in order for the Con-way Board to determine whether it would continue to engage in discussions with XPO. The member of XPO management indicated that XPO would need to complete more diligence before it could provide a revised proposal and that, based on XPO’s review to date, any increase in proposed purchase price would not be significant. XPO also reiterated that XPO was particularly focused on the strength of the “deal protections.”

On August 16, 2015, a representative of Citi had a follow-up conversation with XPO’s General Counsel to reiterate the Con-way Board’s requirement for a written proposal reflecting an improved purchase price. XPO’s General Counsel indicated that, while the Con-way Board could expect a reconfirmation of XPO’s interest in advance of its upcoming meeting, there would be no meaningful change in XPO’s proposed purchase price.

On August 19, 2015, XPO delivered to Con-way a revised proposal to acquire Con-way at a purchase price per share of $47.60 in cash. The revised proposal outlined several reasons that XPO was unwilling to increase its price further, including a lower projected EBITDA for Con-way than what XPO used in submitting its initial proposal in July. The revised proposal further indicated that XPO was not prepared to increase its proposed purchase price per share any further or to proceed otherwise than on substantially the basis set forth in the draft merger agreement delivered by Wachtell Lipton on August 13, including as it related to “deal protections.” In addition the revised proposal noted that given changes in the debt financing markets, the costs of XPO’s financing had materially increased.

On August 21, 2015, Messrs. Templin and Stotlar, together with a representative of Citi, requested a further improvement in XPO’s proposed purchase price and communicated a message on behalf of the Con-way Board to Mr. Jacobs that (a) the price per share in XPO’s August 19th proposal potentially undervalues Con-way when taking into consideration the value of Con-way’s business to XPO, and the Con-way Board would like to see if the price can be negotiated higher, (b) the termination fee should be reduced from 4% to 3% of the equity value of the transaction and the tender offer should not be commenced until 15 days after signing, (c) the minimum tender condition failure expense reimbursement obligation should be removed from the proposed terms and (d) Con-way needed to have an opportunity to review and understand XPO’s financing commitments prior to any signing of a merger agreement.

Later on August 21, 2015, Mr. Jacobs responded informing Messrs. Templin and Stotlar that (a) XPO would not increase its proposed price per share, (b) while XPO already had reduced the termination fee, it would be willing to further reduce the fee to 3.8% of the equity value of the transaction but would not agree to delay the launch of the tender offer until 15 days after signing of a definitive merger agreement, (c) XPO would be willing to reduce the minimum tender condition failure expense reimbursement obligation from 1% of the equity value of the transaction to $5 million and (d) Con-way would be afforded an opportunity to review the XPO financing commitment letters prior to the signing of any merger agreement. Mr. Jacobs also noted that XPO’s financing costs had increased materially as a result of changes in the financing markets and that Con-way management’s forecasts for Con-way were lower than Wall Street consensus estimates.

On August 22, 2015, Mr. Templin, following a meeting of the Con-way Board, communicated the Con-way Board’s position to Mr. Jacobs that the revised proposed terms were sufficient for Con-way to permit XPO to complete its due diligence and negotiate the remaining terms of the merger agreement but that the Con-way Board requested a further reduction in the termination fee from 3.8% of the equity value of the transaction to 3.25% of the equity value of the transaction.

On August 23, 2015, Sidley Austin sent a revised draft of the merger agreement to Wachtell Lipton. From August 23, 2015 through signing, Con-way and XPO and their respective advisors negotiated the terms of the merger agreement.

On August 25, 2015, members of Con-way management, members of XPO management and certain advisors met to discuss follow-up due diligence inquiries from XPO.

On August 26, 2015, a member of XPO management informed Con-way’s General Counsel that XPO would require as a condition to signing a merger agreement that certain members of Con-way management, including, among others, Messrs. Stotlar, Bruffett and Krull, enter into non-competition agreements with XPO. From August 26, 2015 through signing, the members of Con-way management team contemplated to enter into the non-compete agreements negotiated the terms of their respective agreements with XPO. XPO management also discussed with Con-way management XPO’s request that certain rabbi trust agreements related to non-qualified deferred compensation obligations of Con-way be amended so that Con-way would not be required to fund such trusts with marketable securities or letters of credit upon the occurrence of a change of control of Con-way or a potential change of control (as described in the trust agreements).

During the week of August 31, Con-way and XPO completed its confirmatory due diligence and synergies analysis and Con-way and XPO worked to resolve the remaining issues, including finalizing the merger agreement, the XPO financing commitment letter, the non-compete agreements and the rabbi trust agreement amendments. Con-way was able to obtain amendments to the rabbi trust agreements so that Con-way would not be required to fund the trusts upon a potential change of control but was not able to obtain amendments to the trust agreements so that Con-way would not be required to deposit marketable securities or letters of credit in the trust upon a change of control. The parties set September 8, 2015 as a target for the Con-way Board to consider approval of the merger agreement and, if the merger agreement was so approved, the signing of the merger agreement by the parties.

On September 7, 2015, Mr. Jacobs informed Mr. Stotlar that XPO had concerns regarding the amount of Con-way’s transaction costs as disclosed to XPO.

On September 8, 2015 Mr. Templin communicated to Mr. Jacobs that the Con-way Board had approved the merger agreement and Con-way was prepared to proceed on the terms previously reached by the parties.

On September 9, 2015, Mr. Jacobs contacted Mr. Stotlar and indicated XPO was willing to proceed on the terms approved by the Con-way Board, including as to the transaction costs disclosed to XPO. In the afternoon of September 9, 2015, Con-way, XPO and Purchaser executed the merger agreement, XPO and Morgan Stanley executed the financing commitment letter and ancillary agreements and Con-way and XPO announced the execution of the merger agreement.

On September 10, 2015, representatives of Con-way, consistent with the terms of the merger agreement, informed XPO orally and in writing that, following the public announcement of the transaction, a representative of a private equity fund had contacted representatives of Citi formally expressing interest in Con-way, but such private equity fund had not provided any terms for a potential transaction with Con-way.

On September 15, 2015, Purchaser commenced the Offer. During the Offer, XPO and Purchaser intend to have ongoing contacts with Con-way and its directors, officers and stockholders.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Con-way and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement itself, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC and incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any financial or other factual information about Con-way or XPO. In particular, the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of that agreement and as of specific dates, (2) were solely for the benefit of the parties to the Merger Agreement, (3) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts and (4) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by XPO or Con-way. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about XPO or Con-way and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before September 19, 2015. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not withdrawn in the Offer as soon as practicable after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on or within three business days of October 14, 2015 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to herein as the “Acceptance Time.”

Parent and Purchaser expressly reserve the right to waive any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that Con-way’s prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price or change the form of consideration payable in the Offer;

•	decrease the number of Shares sought to be purchased in the Offer;

•	add to the Offer Conditions or amend any Offer Condition in any manner adverse to the holders of Shares;

•	waive, amend or modify the Minimum Condition;

•	amend any other term of the Offer in a manner that is adverse to the holders of Shares; or

•	extend the Expiration Date (expect as required or permitted by the Merger Agreement).

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	If any of the Offer Conditions has not been satisfied or waived, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive periods of not more than five business days each (or such longer period as Parent, Purchaser and Con-way may agree) until such time as such Offer Conditions shall have been satisfied or waived.

•	Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer.

However, Purchaser is not required to extend the Offer beyond the Outside Date and is not permitted to extend the Offer beyond the Outside Date without Con-way’s consent.

Board of Directors and Officers. Under the Merger Agreement, the board of directors of the Surviving Corporation at and immediately following the Effective Time will consist of the member or members of the board of directors of Purchaser immediately prior to the Effective Time. The officers of the Surviving Corporation at and immediately following the Effective Time will consist of the officers of Purchaser immediately prior to the Effective Time.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Con-way, and the separate existence of Purchaser will cease, and Con-way will continue as the Surviving Corporation after the Merger. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and Con-way have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of Shares pursuant to the Offer without a meeting of Con-way’s stockholders in accordance with Section 251(h) of the DGCL.

The certificate of incorporation of the Surviving Corporation will be amended and restated to be in a form of the Certificate of Incorporation of Purchaser. The bylaws of Purchaser immediately prior to the Effective Time will be the bylaws of the Surviving Corporation at and immediately after the Effective Time.

The obligations of Con-way, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser must have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer; and

•	No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary preliminary or permanent) or other legal prohibition that restrains, enjoins or otherwise prohibits consummation of the Merger.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares owned by (i) Con-way, Parent, or Purchaser, which Shares will be canceled and will cease to exist, (ii) any subsidiary of Con-way or Parent (other than Purchaser), which Shares will be converted into shares of common stock of the Surviving Corporation, or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be converted at the Effective Time into the right to receive the Offer Price, without interest (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, without interest, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards.

Pursuant to the Merger Agreement, at the Effective Time:

•	Each Con-way stock option and stock appreciation right, whether vested or unvested, will be converted into an option to purchase shares of Parent common stock or a stock appreciation right in respect of Parent common stock, as applicable, with the same terms and conditions as were applicable to such stock option or stock appreciation right immediately prior to the Effective Time, with the number of shares of Parent common stock (rounded down to the nearest whole number of shares) subject to such stock option or stock appreciation right equal to the product of (i) the total number of Shares underlying such stock option or stock appreciation right immediately prior to the Effective Time, multiplied by (ii) the quotient obtained by dividing the Per Share Merger Consideration by the volume-weighted average trading price of the Parent common stock on the NYSE for the five consecutive trading days ending on the trading day immediately preceding the Closing Date (the “Equity Award Conversion Amount”), and with the exercise price applicable to such stock option or stock appreciation right to equal the quotient (rounded up to the nearest whole cent) obtained by dividing (a) the exercise price per Share applicable to such stock option or stock appreciation right immediately prior to the Effective Time, by (b) the Equity Award Conversion Amount.

•	Each Con-way restricted stock award will be cancelled and converted into the right to receive, as soon as reasonably practicable following the Effective Time, the Per Share Merger Consideration with respect to each such outstanding restricted stock award, less any applicable tax withholding.

•	Each Con-way restricted stock unit and performance share plan unit (i) that is scheduled to vest on or prior to February 29, 2016 will vest (with performance-based vesting conditions applicable to performance share plan units deemed satisfied at target) and will be canceled and converted into the right to receive, as soon as reasonably practicable following the Effective Time, but in no event later than 30 days following the Effective Time, an amount in cash, less any applicable tax withholding, equal to the Per Share Merger Consideration multiplied by the number of Shares subject to such restricted stock unit or performance share plan unit, and (ii) that is scheduled to vest following February 29, 2016 will be converted into a restricted stock unit or performance share plan unit with the same terms and conditions as were applicable to such restricted stock unit or performance share plan unit immediately prior to the Effective Time (including time-based settlement terms and conditions, but excluding performance-based vesting conditions) and relating to the number of shares of Parent common stock equal to the product of (a) the number of Shares subject to such restricted stock unit or performance share plan unit (with performance-based vesting conditions deemed satisfied at target) immediately prior to the Effective Time, multiplied by (b) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares.

•	Each phantom stock unit under a Con-way deferred compensation plan will be deemed to be an obligation relating to shares of Parent common stock, with the same terms and conditions as were applicable to such phantom stock unit immediately prior to the Effective Time, and relating to the number of shares of Parent common stock equal to the product of (i) the number of Shares in respect of the phantom stock unit immediately prior to the Effective Time, multiplied by (ii) the Equity Award Conversion Amount, with any fractional shares rounded to the nearest whole number of shares.

Representations and Warranties. In the Merger Agreement, Con-way has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capital structure;

•	required consents and approvals, and no violations of laws, organizational documents, or agreements;

•	financial statements and SEC filings;

•	the absence of certain changes;

•	the absence of litigation and undisclosed liabilities;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	permits and licenses and compliance with laws;

•	state takeover statutes;

•	environmental matters;

•	taxes;

•	labor matters;

•	intellectual property;

•	insurance;

•	specified contracts;

•	real property;

•	brokers’ fees and expenses;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	Rule 14d-10 matters; and

•	the opinion of its financial advisor.

Some of the representations and warranties in the Merger Agreement made by Con-way are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect means any event, change, effect, development, circumstance, state of facts, condition or occurrence that, when considered individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on (x) the ability of the Company to timely perform its obligations under, and consummate the transactions contemplated by, the Merger Agreement or (y) the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole. Clause (y) of the definition of “Company Material Adverse Effect” excludes the following from constituting, whether alone or in combination, or being taken into account in determining whether there has been a Company Material Adverse Effect:

(i)	general economic conditions in the industries in which Con-way and its subsidiaries operate;

(ii)	changes or developments in or affecting the industry or industries in which the Company operates;

(iii)	the announcement of the Merger Agreement;

(iv)

changes or developments arising out of acts of terrorism or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, earthquakes, floods or other natural disasters);

(v)	any change in applicable law or generally accepted accounting principles (or interpretation or enforcement thereof);

(vi)	any failure, in and of itself, by the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period;

(vii)	a decline, in and of itself, in the price or trading volume of the Company’s common stock or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries;

except, in the cases of the foregoing clauses (i), (ii), (iv) or (v), to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Con-way with respect to:

•	corporate matters, such as organization, organizational documents, standing, and qualification;

•	corporate authority

•	absence of litigation;

•	financing commitments;

•	brokers and finders;

•	capitalization of Purchaser;

•	ownership of securities of Con-way and absence of certain relationships with Con-way;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9; and

•	solvency.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, effect, event, fact, development or occurrence that prevents or materially delays the performance by Parent or Purchaser of, or has a material adverse effect on the ability of Parent or Purchaser to perform, its obligations under this Merger Agreement in any material respect.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. Con-way has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as consented to in writing by Parent, Con-way will use its commercially reasonable efforts to cause the business of it and its Subsidiaries to be conducted, in all material respects, in the ordinary and usual course consistent with past practice, and use commercially reasonable efforts to (i) preserve its business organization, assets, and lines of business; (ii) maintain in effect all licenses, permits, consents, franchises approvals and authorizations that are material to Con-way; (iii) maintain all leases and personal property (reasonable wear and tear excepted) that are material to Con-way, used by Con-way and necessary to conduct Con-way’s business in the ordinary course of business consistent with past practice; and (iv) maintain existing relations and goodwill with governmental entities, customers, suppliers employees and agents.

Con-way has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as consented to in writing by Parent, as expressly provided for by the Merger Agreement, as required by applicable laws or definitive interpretations thereof by any Governmental Entity or as disclosed prior to execution of the Merger Agreement in Con-way’s confidential disclosure letter, Con-way will not, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	adopt any amendments to its charter or bylaws or, in the case of any Subsidiary that is not a corporation, similar applicable organizational documents;

•	adopt a plan of complete or partial liquidation, dissolution, merger, restructuring, recapitalization, or other reorganization of the Company (other than the Merger), acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of any business or any corporation, partnership, joint venture, association or other business organization or division thereof, take or omit to take any action that would cause any rights under Material Intellectual Property to lapse, be abandoned or canceled, or fall into the public domain, or enter into a joint venture or partnership or similar third-party business enterprise;

•	acquire any assets or properties, business or other form of corporate entity or division thereof, other than acquisitions in the ordinary course of business consistent with past practice or acquisitions of assets at or below fair market value with a purchase price not in excess of $500,000 individually or $7,500,000 in the aggregate;

•	issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock other than in connection with exercise of options or stock appreciation rights and settlement of restricted stock awards, restricted stock units and performance share plan units;

•	other than ordinary course trade credit made in the ordinary course of business, make any loans, advances or capital contributions to or investments in excess of $1,000,000 in the aggregate at any time;

•	set aside or pay any dividends on, make any other distributions in respect of, any of its capital stock, or split, combine or reclassify any Company securities, or repurchase or redeem any of its capital stock or options, convertible or exchangeable securities or other rights to acquire such capital stock, other than in connection with exercise of options and other equity awards, or enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Con-way’s capital stock;

•	incur, redeem, repurchase, prepay, assume or guarantee or otherwise become liable for or modify the terms of any indebtedness in excess, in the aggregate, of $3,000,000 of letters of credit and $1,000,000 of all other indebtedness;

•	release, waive or settle any legal proceeding, other than settlements or compromises in the ordinary course of business consistent with past practice that (i) involve amounts not to exceed (in excess of any third-party insurance proceeds actually received) $500,000 individually or $1,500,000 in the aggregate, (ii) do not require any actions or impose any restrictions on the business or operations of the Company, (iii) provide for the complete release of the Company of all claims being settled, and (iv) do not provide for any admission of liability by the Company;

•	make, commit to make or authorize any capital expenditure, other than capital expenditures and research and development expenditures not in excess of, for 2015, 105% of the annual budgeted capital expenditure amounts set forth in the Company’s existing capital budget and, for 2016, 105% of the annual budgeted capital expenditure amounts set forth in the management presentation previously provided to Parent;

•	make any material changes with respect to financial accounting policies or procedures;

•	enter into, amend or terminate any material contractor waive or grant any release or relinquishment of any material rights under, or renew, any material contract;

•	make or change any material tax election, file any material amended tax return, request any tax ruling or settle or compromise any material tax liability;

•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, fail to renew, or allow to lapse or expire or otherwise dispose of (or agree to do, or grant any options, or rights of first refusal, first offer or first negotiation with respect to, any of the foregoing) any assets or businesses other than equipment, inventory, supplies and other assets in the ordinary course of business consistent with past practice and other than such transfers at not less than fair market value for consideration not greater than $500,000 individually and $1,500,000 in the aggregate or as required by an existing contract;

•	grant or provide any severance or termination payments or benefits to any director, officer, independent contractor or employee of the Company, increase the compensation or employee benefits of, or make any new equity awards to, any such individual, or establish, adopt, terminate, accelerate benefits under or materially amend any benefit plan; and

•	terminate, permit to lapse, amend or cancel any material insurance policy.

Access to Information. From and after the date of the Merger Agreement, subject to the requirements of applicable law, Con-way has agreed to, and to cause its subsidiaries to, provide Parent, Purchaser and their authorized representatives full and complete access to Con-way’s employees, properties, books, contracts and records, and to furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of Con-way’s current and former directors, officers, employees and agents, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time as provided in the certificate of incorporation or bylaws of Con-way or any of its subsidiaries as of the date of the Merger Agreement shall remain in effect for a six-year period beginning at the Effective Time. Parent has also agreed to cause the Surviving Corporation to indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each indemnitee against losses and expenses (including advancement of reasonable attorneys’ fees and expenses) in connection with any proceeding arising out of or pertaining to the fact that such indemnitee is or was a director, officer, employee or agent of Con-way or its subsidiaries at or prior to the Effective Time, or the Merger Agreement and any of the transactions contemplated thereby.

Prior to the Effective Time, Con-way shall (and if Con-way fails to do so Parent shall cause the Surviving Corporation as of the Effective Time to) obtain and fully pay the premium for the extension of Con-way’s directors’ and officers’ liability insurance policy for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance with terms and conditions that are at least as favorable as Con-way’s existing policies with respect to any acts or omissions occurring at or prior to the Effective Time. If Con-way and the surviving corporation fail to obtain such policy, Parent shall cause the surviving corporation to continue to maintain in effect for a period of at least six years, Con-way’s existing directors’ and officers’ liability insurance policies; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium currently paid by Con-way.

Reasonable Best Efforts. Each of Con-way, Parent and Purchaser has agreed to use their respective reasonable best efforts to cause the Offer and the Merger and the other transactions contemplated by the Merger Agreement to be consummated as soon as practicable. Each of Con-way, Parent and Purchaser has agreed to (i) file within 10 business days of the Merger Agreement any required notifications under the HSR Act, and (ii) make any applicable foreign antitrust or competition law filings as promptly as practicable. Parent and the Company shall as promptly as practicable comply with any additional requests for information by any Governmental Entities with jurisdiction over enforcement of the HSR Act, any other applicable antitrust law of the United States, or any other applicable antitrust, competition or similar laws of any foreign jurisdiction. In no event, however, shall Parent or any of its subsidiaries be required to sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Con-way or Parent or their respective Subsidiaries, terminate existing relationships, contractual rights or obligations of the Con-way or Parent or their respective Subsidiaries, terminate any venture or other arrangement, create any relationship contractual rights or obligations, or effectuate any other change or restructuring of Con-way or Parent or their respective subsidiaries if such actions would be reasonably expected to materially reduce, impair or eliminate the benefits or advantages Parent expects to derive from the transactions contemplated by the Merger Agreement.

Employee Matters. Parent has agreed that, for a period of one year following the Effective Time, it will provide or cause the Surviving Corporation to provide, to each individual who remains employed by Con-way or any of its subsidiaries following the Effective Time (each, a “Con-way Employee”): (i) a base salary or hourly wage rate, as applicable, that is no less favorable than that provided to such Con-way Employee by Con-way or its subsidiaries immediately prior to the Effective Time, and (ii) incentive compensation opportunities (excluding equity-based incentive compensation opportunities) and employee benefits that are substantially similar, in the aggregate, to those provided to similarly situated employees of Parent, in each case, as determined in the sole discretion of Parent.

Parent has also agreed that, with respect to any employee benefit plan maintained by Parent or its subsidiaries in which the Con-way Employees are eligible to participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to take commercially reasonable efforts to (i) provide each Con-way Employee with service credit for purposes of determining eligibility to participate, vesting, benefit accruals and entitlement to benefits where length of service is relevant, subject to certain customary exclusions, (ii) waive any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements to the extent such conditions were waived or satisfied under similar Con-way benefit plans immediately prior to the Effective Time, and (iii) provide credit for any co-payments and deductibles incurred prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such Con-way benefits plans that may apply as of or following the Effective Time for the year in which the Effective Time occurs.

Parent may request, no less than ten business days prior to the Effective Time, to cause Con-way to terminate, effective as of the day immediately preceding the Effective Time and contingent upon the occurrence of the Closing, any Con-way benefit plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code. If Parent maintains a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code, Parent will permit each Con-way Employee who is then actively employed and participating in a Con-way 401(k) plan to elect a “direct rollover” of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, promissory notes (in the case of outstanding loans) or a combination thereof in an amount equal to the full account balance (including earnings thereon) distributed to such Con-way Employee from the Con-way 401(k) plan. Each Con-way employee will be eligible to participate in a Parent 401(k) plan as of the Closing Date.

Financing Cooperation. Prior to the Acceptance Time, Con-way has agreed to, and has agreed to use commercially reasonable best efforts to cause its directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives to, provide to Parent such reasonable cooperation in connection with any financing for the Offer and the Merger as may be reasonably requested by Parent or its directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives.

Stockholder Litigation. Con-way shall give Parent the opportunity to participate in the defense or settlement of any Action against Con-way and/or its directors or officers relating to the Transactions and consult with Parent in connection with material strategic decisions relating to the defense or settlement of any such Action. No settlement of any such litigation shall be agreed to or offered by Con-way or its representatives without Parent’s written consent (which may not be unreasonably withheld).

No Solicitation. Con-way has agreed to, and to cause its affiliates and representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to any Acquisition Proposal. In addition, Con-way has agreed that it will not, and will cause affiliates and representatives not to, directly or indirectly:

(i)	solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii)	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal; or

(ii)	approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to, or take any action to support or in furtherance of, an Acquisition Proposal.

Con-way has also agreed that it will not, and will cause its subsidiaries not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which Con-way or any of its Subsidiaries is a party and Con-way shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement, and Con-way shall, and shall cause its Subsidiaries to, immediately take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions. Notwithstanding the above limitations, if Con-way receives prior to the Acceptance Time a bona fide unsolicited written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement and that the board of directors of Con-way determines, in good faith, after consultation with outside financial advisors and based on the advice of outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal and, after consultation with Con-way’s outside legal counsel, that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable law, Con-way may take the following actions:

•	furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), information with respect to Con-way and its subsidiaries to the third party making such Acquisition Proposal (provided, that substantially simultaneously Con-way provides to Parent any nonpublic information that was not previously furnished to Parent); and

•	engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal.

Con-way is required to promptly, and in no event later than 24 hours after receipt, notify Parent after receipt of any Acquisition Proposal and shall promptly, and in no event later than 24 hours after receipt, provide copies to Parent of any written proposals or indications of interest with respect to such Acquisition Proposal and/or draft agreements relating to such Acquisition Proposal. Con-way shall keep Parent informed of any material developments regarding any Acquisition Proposal, including by providing to Parent copies of any additional or revised written proposals or indications of interest with respect to such Acquisition Proposal, and/or draft agreements relating to such Acquisition Proposal within 24 hours and, upon the request of Parent, shall apprise Parent of the status of such Acquisition Proposal.

“Acquisition Proposal” means:

•	any inquiry, proposal or offer for or with respect to (or expression of interest by any Person that it is considering or may engage in) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction;

•	any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any Person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 15% or more of the outstanding Shares or other securities of Con-way representing 15% or more of the total voting power of Con-way; or

•	any inquiry, proposal or offer to (or expression by any Person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of Con-way), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture or partnership, representing 15% or more of the consolidated total assets (including equity securities of its Subsidiaries), revenues or net income of Con-way.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Con-way, the stockholders of such third party) acquiring, directly or indirectly, more than 80% of the outstanding Shares or more than 80% of the assets of Con-way and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Con-way Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, (iii) that the Con-way Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors (taking into account any changes to the Merger Agreement proposed by Parent in response to such Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Acquisition Proposal, including all conditions contained therein, the form of consideration offered and the Person making such proposal, and the Merger Agreement), is more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger, and (iv) the definitive documentation in respect of which does not contain any due diligence or financing condition.

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in any material respect to Con-way than those contained in the Confidentiality Agreement, dated July 28, 2015, between Con-way (including standstill restrictions), provided that such confidentiality agreement shall not prohibit compliance by Con-way with the Merger Agreement. Nothing in the Merger Agreement prohibits Con-way from taking and disclosing to Con-way’s stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to Con-way’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the Con-way Board’s determination in good faith based on the advice of outside counsel, the failure to so disclose would constitute a violation of the Con-way Board’s fiduciary duties under applicable Law or its obligations under applicable federal securities Law; provided that any such position or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation.

Changes of Recommendation. As described above, and subject to the provisions described below, the board of directors of Con-way has determined to recommend that the stockholders of Con-way accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Recommendation.” Con-way’s board of directors also agreed to include the Company Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, the board of directors of Con-way shall not:

(i)	fail to include the Company Recommendation in the Schedule 14D-9 or any amendment thereof;

(ii)	change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation;

(iii)	take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer that constitutes an Acquisition Proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation);

(iv)	adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company an Acquisition Proposal; or

(v)	fail to publicly recommend against an Acquisition Proposal and reaffirm the Company Recommendation within ten (10) business days of the request of Parent.

However, prior to the Acceptance Time, the Con-way Board may (x) make a Company Adverse Recommendation Change and/or (y) terminate the Merger Agreement, if, after receiving a bona fide, unsolicited Acquisition Proposal, the Company Board has determined in good faith, (1) after consultation with its outside legal counsel, that the failure to make a Company Adverse Recommendation Change would reasonably be expected to result in a violation of the Company Board’s fiduciary duties, and (2) after consultation with outside financial advisors and outside legal counsel, such Acquisition Proposal constitutes a Superior Proposal. However, prior to making such Company Adverse Recommendation Change, (A) the Company must give Parent at least five business days’ prior written notice of its intention to take such action, (B) to the extent requested by Parent, Con-way and its respective officers and directors must negotiate in good faith with Parent during such notice period to enable Parent to propose revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (C) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of the Merger Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material term of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above and a new notice period under clause (A) above shall commence, during which time the Company shall be required to comply with the requirements of this sentence anew with respect to such additional notice.

In addition, prior to the Acceptance Time, the Con-way Board may change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, if, in response to an Intervening Event (as defined below), the Con-way Board has determined in good faith, after consultation with its outside legal counsel, that failure to make such Intervening Event Recommendation Change would reasonably be expected to result in constitute a violation of the Con-way Board’s fiduciary duties under applicable Law and, in such event, shall not be obligated to include the Company Recommendation in the Schedule 14D-9; provided that such action shall not be in response to an Acquisition Proposal or a Superior Proposal and, prior to taking such action, (i) the Company Board has given Parent at least five (5) business days’ prior written notice of its intention to make such Intervening Event Recommendation Change and a reasonable description of the Intervening Event that serves as the basis of such Intervening Event Recommendation Change, (ii) Con-way and its directors and officers have negotiated, and it has used reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of the Merger Agreement in such a manner that would obviate the need for making such Intervening Event Recommendation Change, and (iii) at the end of such notice period, the Con-way Board shall have considered in good faith any revisions to the terms of the Merger Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its outside legal counsel, that failure to make an Intervening Event Recommendation Change would nevertheless constitute a violation of the Con-way Board’s fiduciary duties under applicable Law if the revisions proposed were to be given effect.

“Intervening Event” means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Con-way Board, on the execution and delivery of the Merger Agreement, which event, development, occurrence, state of facts or change becomes known to the Con-way Board before the Acceptance Time; provided that (i) in no event shall any action taken by either party pursuant to and in compliance with the covenants set forth in the Merger Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, Parent or any of its subsidiaries constitute an Intervening Event unless such event, development, occurrence, state of facts or change has had or would be reasonably likely to have a Parent Material Adverse Effect, and (iii) in no event shall the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

Termination. The Merger Agreement may be terminated as follows:

(i)	by mutual written consent of Parent, Purchaser and Con-way;

(ii)	by either Parent or Con-way:

(a)	if the Acceptance Time has not occurred on or before March 9, 2016 (except that such date may be extended by either Parent or Con-way to June 9, 2016 if the Antitrust Condition is not yet satisfied or waived, but all other Offer Conditions (other than the Minimum Condition, the Marketing Period Condition and any condition that by its nature cannot be satisfied until the Closing, but that is expected to be satisfied at the Closing) are satisfied or waived by such date (March 9, 2016, as it may be so extended, is referred to as the “Outside Date”); provided, that the right to terminate the Merger Agreement under this clause will not be to a party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to occur by such date (“Outside Date Termination”);

(b)	a permanent injunction or other order which is final and non-appealable shall have been issued preventing or prohibiting consummation of the Offer or the Merger (whether before or after the Acceptance Time); provided, that the right to terminate the Merger Agreement pursuant to this clause shall not be available to a party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in or materially contributed to, such action or event;

(iii)	by Parent if there has been a breach of any representation, warranty, covenant or agreement made by Con-way in the Merger Agreement, or any such representation and warranty shall have become untrue after the date of the Merger Agreement, such that (a) an Offer Condition would not be satisfied and (b) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company or (ii) the Outside Date (provided that Parent and Purchaser are not then in material breach of the Merger Agreement) (a “Company Breach Termination”);

(iv)	by Parent if at any time prior to the Acceptance Time, the Company Board shall have made a Company Adverse Recommendation Change or Intervening Event Recommendation Change(an “Adverse Recommendation Change Termination”);

(v)	by Con-way, if there has been a breach of any representation, warranty, covenant or agreement made by the Parent in the Merger Agreement, or any such representation and warranty shall have become untrue after the date of the Merger Agreement, such that (a) such breach or failure to be true would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) and (b) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Company to Parent or (ii) the Outside Date (provided that the Company is not then in material breach of the Merger Agreement); and

(vi)	by Con-way in order to enter into a definitive agreement with respect to a Superior Proposal concurrently with such termination, only pursuant to and in accordance with the “ — Changes of Recommendation” above, including the payment of the Termination Fee (as defined below) (a “Superior Proposal Termination”).

Effect of Termination. If the Merger Agreement is terminated, it will become void and of no effect, with no liability on the part of Parent, Purchaser, or Con-way, provided that no such termination shall relieve any party of any liability or damages to the other party to the Merger Agreement, which the parties acknowledge and agree shall include any damages incurred by the Con-way’s stockholders, resulting from fraud or any willful and material breach of the Merger Agreement . However, certain provisions of the Merger Agreement will survive any such termination, including, among others, the fees and expenses provisions of the Merger Agreement.

Con-way Termination Fee. Con-way has agreed to pay Parent a termination fee of $102,861,000 in cash (the “Termination Fee”) if:

•	Con-way terminates the Merger Agreement in order to accept a Superior Proposal;

•	Parent terminates the Merger Agreement pursuant to an Adverse Recommendation Change Termination; or

•	(i) Either Parent or Con-way terminates the agreement pursuant to an Outside Date Termination; (ii) after the date of the Merger Agreement, an Acquisition Proposal shall have been publicly announced or otherwise made known to the Con-way Board and (iii) within twelve months of such termination Con-way or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or the transactions contemplated by any Acquisition Proposal are consummated (provided that solely for purposes of this clause, 50% shall be substituted for 15% in the definition of Acquisition Proposal).

In the event Parent receives the Termination Fee, it will be deemed to be liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable for the efforts and resources expended and opportunities foregone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Expenses. If the Merger Agreement is terminated by Parent as a result of Con-way’s breach of its representations or covenants, then Con-way shall pay to Parent a cash amount equal to $54,137,000 in respect of the fees and expenses incurred by Parent or its Affiliates in connection with the Merger Agreement and the transactions contemplated herein. If the Merger Agreement is terminated as a result of a failure to meet the minimum condition, Con-way shall pay Parent a cash amount equal to $5,000,000 in respect of the fees and expenses incurred by Parent.

If the Merger Agreement is terminated by Con-way as a result of the Parent’s breach of its representations or covenants, then Parent shall pay to Company a cash amount equal to $54,137,000 in respect of the fees and expenses incurred by Company or its Affiliates in connection with the Merger Agreement and the transactions contemplated herein.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

12.	Purpose of the Offer; Plans for Con-way.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Con-way. The Offer, as the first step in the acquisition of Con-way, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Con-way or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Con-way. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Con-way.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Con-way before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Con-way in accordance with Section 251(h) of the DGCL.

Plans for Con-way. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management and board of directors of Con-way shortly thereafter. Parent and Purchaser are conducting a detailed review of Con-way and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Con-way during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Con-way’s business, operations, capitalization and management with a view to optimizing development of Con-way’s potential in conjunction with Con-way’s and Parent’s existing businesses.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for Con-way,” and Section 13 — “Certain Effects of the Offer,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Con-way (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Con-way, (iii) any material change in Con-way’s capitalization or dividend policy, (iv) any other material change in Con-way’s corporate structure or business, (v) changes to the management or board of directors of Con-way, (vi) a class of securities of Con-way being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Con-way being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Purchaser and Parent, except as set forth in this Offer to Purchase, including Section 11 — “The Merger Agreement; Other Agreements,” and as will be set forth in the Schedule 14D-9, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Con-way, on the one hand, and Parent, Purchaser or Con-way, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Con-way entering into any such agreement, arrangement or understanding. As set forth in this in this Offer to Purchase, including Section 11 — “The Merger Agreement; Other Agreements,” and as will be set forth in the Schedule 14D-9, certain members of Con-way’s current management team have entered into, or may enter into, new employment arrangements with Con-way and Parent before the completion of the Offer and the Merger, which will not become effective until the Offer Closing, if at all.

In addition, it is possible that certain other members of Con-way’s current management team will enter into new employment arrangements with Con-way and/or Parent after the completion of the Offer and the Merger.

The board of directors of the Surviving Corporation at and immediately following the Effective Time will consist of the member or members of the board of directors of Purchaser immediately prior to the Effective Time. The officers of the Surviving Corporation at and immediately following the Effective Time will consist of the officers of Purchaser immediately prior to the Effective Time.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Purchaser. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Con-way to delist the Shares from the NYSE.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Con-way to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Con-way to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Con-way, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Con-way and persons holding “restricted securities” of Con-way to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Con-way to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

Con-way has paid its previously announced quarterly dividend payable on September 11, 2015 to shareholders of record on August 14, 2015. The Merger Agreement provides that, other than such dividend, from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Con-way will not declare, set aside or pay any dividends on, or make or pay any dividend or other distributions (whether in cash, stock or property) in respect of, any shares of any Con-way capital stock (including the Shares).

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the terms and conditions of the Merger Agreement, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, if the following conditions have not been satisfied or waived:

•	the Minimum Condition;

•	the Antitrust Condition;

•	the Governmental Entity Condition;

•	the Material Adverse Effect Condition;

•	the Representations Condition;

•	the Marketing Period Condition;

•	the Termination Condition;

•	the performance by Con-way in all material respects of all obligations to be performed by it under the Agreement; and

•	the Purchaser having received a certificate from Con-way, dated the Expiration Date and signed by its chief executive officer or chief financial officer to the effect that the Representations Condition and Material Adverse Effect Condition have been satisfied and that Con-way has performed in all material respects all obligations to be performed by it under the Agreement.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Condition and the Termination Condition). However, without the consent of Con-way, we are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, or (vi) extend the Expiration Date (expect as required or permitted by the Merger Agreement).

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Con-way with the SEC and other information concerning Con-way, we are not aware of any governmental license or regulatory permit that appears to be material to Con-way’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Con-way’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division of the U.S. Department of Justice, unless the waiting period is earlier terminated by the FTC. The Merger Agreement requires that each of Parent and Con-way file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer no later than 10 business days after the date of the Merger Agreement. The required waiting period with respect to the Offer and will expire at 11:59 p.m., New York City time, on the fifteenth calendar day following such filing, unless earlier terminated by the FTC or extended by the FTC or the Antitrust Division with the issuance of a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Con-way is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Con-way’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Con-way from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Con-way. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Con-way, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, including the U.S. federal antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

Parent and Con-way derive revenues in other jurisdictions where antitrust or competition law filings or clearances are or may be required, including filings with and clearance from the Dutch Authority for Consumers and Markets under the Dutch Competition Act of 22 May 1997, as amended, and the Mexican Federal Commission on Economic Competition under the Mexican Federal Law on Economic Competition of 2014, as amended. The purchase of Shares in the Offer may not be completed until after the applicable waiting periods have expired or the relevant approvals have been obtained under the antitrust or competition laws of the Netherlands and Mexico. The Merger Agreement requires that each of Parent and Con-way make any filings required under applicable foreign antitrust or competition laws as promptly as practicable.

State Takeover Laws. Con-way is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Con-way’s board of directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Con-way, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Con-way (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. If the Offer is consummated, we do not anticipate seeking the approval of Con-way’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares owned by such corporation, the acquiring entity and any person that owns the acquiring entity, and any subsidiary of the foregoing), the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the percentage of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after following the Acceptance Time, without a vote of Con-way stockholders, in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Con-way a written demand for appraisal of Shares held, which demand must reasonably inform Con-way of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained Innisfree M&A Incorporated to be the Information Agent and Computershare Trust Company, N.A. to be the depositary and paying agent (the “Depositary”) in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any U.S. state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state. In those states where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such state to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Con-way has advised Purchaser that it will file no later than September 29, 2015 with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of Con-way’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Con-way” above.

Canada Merger Corp.

September 15, 2015

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Parent

The following table sets forth information about Parent’s directors and executive officers as of September 15, 2015. The current business address of each person is c/o XPO Logistics, Inc., and the business telephone number is (855) 976-4636.

Name	Age	Citizenship	Position
Bradley S. Jacobs	59	U.S.	Chairman of the Board and Chief Executive Officer

G. Chris Andersen	77	U.S.	Director

Michael G. Jesselson	63	U.S.	Director

Adrian P. Kingshott	55	U.S.	Director

James J. Martell	61	U.S.	Director

Jason D. Papastavrou	52	Greece	Director

Oren G. Shaffer	73	U.S.	Director

Troy A. Cooper	45	U.S.	Chief Operating Officer

Gordon E. Devens	47	U.S.	Senior Vice President, General Counsel and Secretary

John J. Hardig	51	U.S.	Chief Financial Officer

Mario Harik	34	Canada	Chief Information Officer

Scott B. Malat	39	U.S.	Chief Strategy Officer

Members of the Board of Directors of Parent

Bradley S. Jacobs has served as our Chief Executive Officer and Chairman of our Board of Directors since September 2, 2011. Mr. Jacobs is also the managing director of JPE, which is our largest stockholder. He has led two public companies: United Rentals, Inc. (NYSE: URI), which he co-founded in 1997, and United Waste Systems, Inc., founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company’s first six years, and as executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems. Previously, Mr. Jacobs founded Hamilton Resources (UK) Ltd. and served as its chairman and chief operating officer. This followed the co-founding of his first venture, Amerex Oil Associates, Inc., where he was chief executive.

G. Chris Andersen has served as a director of the company since September 2, 2011. Mr. Andersen is the founder and a managing partner of G.C. Andersen Partners, LLC. Previously, Mr. Andersen served as vice chairman of PaineWebber, and as head of the Investment Banking Group at Drexel Burnham Lambert Incorporated. Mr. Andersen is a director and former lead director of Terex Corporation. He is a founder of the Garn Institute of Finance at the University of Utah, sits on the advisory board of the RAND Corporation’s Center for Asia Pacific Policy and is a member of the Executive Committee and Board of Directors of Junior Achievement of New York. Mr. Andersen holds a master’s degree from the Kellogg School of Management and is a chartered financial analyst.

Michael G. Jesselson has served as a director of the company since September 2, 2011. Mr. Jesselson has served as the president of Jesselson Capital Corporation since 1994. He is a longstanding director of American Eagle Outfitters, Inc. and serves as that company’s lead independent director. He also serves as a director of C-III Capital Partners LLC and other private companies as well as several philanthropic organizations.

Adrian P. Kingshott has served as a director of the company since September 2, 2011. Mr. Kingshott has served as the chief executive officer of AdSon LLC since 2006 and senior advisor to Headwaters Merchant Bank since 2013. Previously, with Goldman Sachs, he served as co-head of the firm’s Leveraged Finance business, among other positions. More recently, Mr. Kingshott was a managing director of Amaranth Advisors, LLC. He is an adjunct professor of Global Capital Markets at Fairfield University’s Dolan School of Business; and an adjunct professor of Global Capital Markets and Investments at Fordham University’s School of Business and the Gabelli School of Business. He holds a master of business administration degree from Harvard Business School and a master of jurisprudence degree from Oxford University. Mr. Kingshott is a member of the board of directors of Centre Lane Investment Corp.

James J. Martell has served as a director of the company since 2006. Mr. Martell has served as an independent operating executive with private equity companies, including Welsh, Carson, Anderson & Stowe, for companies in the transportation logistics sector and related industries since 2007. Previously, he was chief executive officer of SmartMail Services, Inc.; executive vice president of Americas for UTi Worldwide Inc.; and chief executive officer of Burlington Air Express Canada. Earlier, Mr. Martell held management positions with Federal Express Corporation and United Parcel Service, Inc. He currently serves as a director of Mobile Mini, Inc. and is a past chairman of the board of directors of Express-1 Expedited Solutions, Inc. (predecessor of XPO Logistics, Inc.). In the past five years, Mr. Martell was a director of 3PD, Inc., Priority Air Express, Mobil Storage Group, Unitrans and Vision Logistics Holding Corp. Mr. Martell is chairman of the board of MyUS.com, PS Logistics Inc. and ProTrans International. Additionally, Mr. Martell is a director of Ozburn-Hessey Logistics LLC and acts as executive chairman of Ameriflight LLC. He holds a degree in business administration from Michigan Technological University.

Jason D. Papastavrou, Ph.D., has served as a director of the company since September 2, 2011. Dr. Papastavrou is the founder and chief investment officer of ARIS Capital Management, LLC and is the cofounder of Empiric Asset Management, LLC. Previously, Dr. Papastavrou was the founder and managing director of the Fund of Hedge Funds Strategies Group of Banc of America Capital Management (BACAP), president of BACAP Alternative Advisors and a senior portfolio manager with Deutsche Asset Management. He was a tenured professor at Purdue University School of Industrial Engineering, and holds a doctorate in electrical engineering and computer science from the Massachusetts Institute of Technology. Dr. Papastavrou serves on the board of directors of United Rentals, Inc.

Oren G. Shaffer has served as a director of the company since September 2, 2011. From 2002 to 2007, Mr. Shaffer was vice chairman and chief financial officer of Qwest Communications International, Inc. (now CenturyLink, Inc.). Previously, Mr. Shaffer was president and chief operating officer of Sorrento Networks, Inc.; executive vice president and chief financial officer of Ameritech Corporation; and held senior executive positions with Goodyear Tire & Rubber Company, where he also served on the board of directors. Mr. Shaffer is a director on the board of Terex Corporation and the supervisory board of Terex Material Handling & Port Solutions. He has previously held board positions with Belgacom S.A., Demag Cranes AG and Intermec, Inc. He holds a master’s degree in management from the Sloan School of Management, Massachusetts Institute of Technology, and a degree in finance and business administration from the University of California, Berkeley.

Parent Executive Officers

Troy Cooper serves as chief operating officer of XPO’s global organization, and leads XPO’s businesses outside of North America as chief executive officer and chairman of XPO Logistics Europe. He has been instrumental in helping XPO realize its growth strategy from the earliest days of its implementation, with senior positions in operations and finance. Prior to joining XPO in 2011, Mr. Cooper held senior management roles with two public companies, United Rentals, Inc. and United Waste Systems, Inc. For United Rentals, Mr. Cooper helped to integrate over 200 acquisitions in the United States, Canada and Mexico. For United Waste Systems, he worked with Mr. Jacobs to build an integrated organization of 86 collection companies and 119 facilities in 25 states. Earlier, Mr. Cooper worked in public accounting with Arthur Andersen and Co.

Gordon Devens is responsible for executing the company’s acquisition strategy, as well as all corporate legal matters, governance and compliance, and legal interests relating to the company’s growth initiatives. He was most recently vice president–corporate development with AutoNation, Inc., where he previously held positions as vice president–associate general counsel and senior counsel for its retail automotive group. Earlier, he was an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, where he specialized in mergers and acquisitions and securities law. He holds a doctorate of jurisprudence degree from the University of Michigan Law School.

John Hardig is responsible for leading the company’s financial operations in support of its growth strategy. He most recently served as a managing director in the Transportation & Logistics investment banking group with Stifel Nicolaus Weisel. Previously, he was an investment banker in the Transportation and Telecom groups at Alex. Brown & Sons (now Deutsche Bank). Mr. Hardig has represented market leaders in truck and rail brokerage, international freight forwarding, value-added warehousing and distribution, and trucking. Over the course of his career, he has completed over 60 M&A transactions and his teams have raised billions of dollars of capital for many of the industry’s leading logistics companies, including IPOs for C.H. Robinson, Hub Group and Roadrunner Transportation, and follow-ons for Forward Air, Inc., Heartland Express, Inc. and Knight Transportation, Inc. He holds a master of business administration degree from the University of Michigan Business School and a bachelor’s degree from the U.S. Naval Academy.

Mario Harik is responsible for the design and implementation of the company’s integrated technology infrastructure. Mr. Harik has consulted to Fortune 100 firms, and is experienced in building comprehensive IT organizations and proprietary platforms. His prior positions include chief information officer and senior vice president–research and development with Oakleaf Waste Management; chief technology officer with Tallan, Inc.; co-founder of G3 Analyst, where he served as chief architect of web and voice applications; and architect and consultant with Adea Solutions. Mr. Harik holds a master of engineering degree in information technology from Massachusetts Institute of Technology.

Scott Malat is responsible for the company’s strategy and capital structure, analyzing potential acquisition opportunities, and managing our technology organization. Prior to joining XPO, Mr. Malat was the senior transportation analyst covering air, rail, trucking and shipping at Goldman Sachs. Previously, he was an analyst with UBS, and served as an internal strategy manager with JPMorgan Chase, where he worked with several of the bank’s business units. As a global advisor for The Sharma Group, he focused on M&A opportunities in life sciences and healthcare. Mr. Malat is a CFA® charterholder and has a degree in statistics with a concentration in business management from Cornell University.

Purchaser

The following table sets forth information about Purchaser’s director and executive officer as of September 15, 2015. The current business address of each person is c/o XPO Logistics, Inc., and the business telephone number is (855) 976-4636.

Name	Age	Citizenship	Position
John J. Hardig	51	U.S.	Director; Chairman, Chief Executive Officer and President

Gordon E. Devens	47	U.S.	Director; Vice President, Secretary and Treasurer

Biographical information for Messrs. Hardig and Devens is included above under “Parent — Executive Officers.”

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (877) 717-3898

Banks and Brokers may call toll free: (212) 750-5834